UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No. ____1______)*


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                           HOOKER FURNITURE CORP.

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                                COMMON STOCK

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                          CUSIP Number: 439038100


                            December 31, 2011
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            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           |x| Rule 13d-1(b)

           | | Rule 13d-1(c)

           | | Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 439038100

1.       NAME OF REPORTING PERSON(S)

            THE KILLEN GROUP, INC.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            IRS#23-2213851

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                       (a)  | |
                                                  (b)  | |

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
           Incorporated in the Commonwealth of Pennsylvania

              5.        SOLE VOTING POWER
 NUMBER OF               856,590
   SHARES
BENEFICIALLY  6.        SHARED VOTING POWER
  OWNED BY
    EACH
 REPORTING    7.        SOLE DISPOSITIVE POWER
   PERSON                979,045
    WITH
              8.        SHARED DISPOSITIVE POWER


9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           979,045

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ____________


11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           9.1

12.       TYPE OF REPORTING PERSON (See Instructions)
           IA


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Item 1.  (a) Name of Issuer:

         The name of the issuer is HOOKER FURNITURE CORP.

         (b) Address of Issuer's Principal Executive Offices:

         The Issuer's principal executive offices are located at
	     440 East Commonwealth Boulevard, Martinsville, VA  24112


Item 2. (a) Name of Person Filing:

             THE KILLEN GROUP, INC.

        (b) Address of Principal Business Office, or if none, Residence:

             1189 LANCASTER AVE., BERWYN, PA 19312

        (c) Citizenship:

             THE KILLEN GROUP IS A CORPORATION INCORPORATED UNDER THE LAWS OF THE COMMONWEALTH OF PENNSYLVANIA

        (d) Title of Class of Securities:

              COMMON STOCK OF THE ISSUER.

        (e) CUSIP Number:

              439038100


Item 3.  THE KILLEN GROUP, INC. IS AN INVESTMENT ADVISOR REGISTERED UNDER
         SECTION 203 OF THE INVESTMENT ADVISOR ACT OF 1940.


Item 4.  Ownership.

(a) THE KILLEN GROUP, INC. IS THE BENEFICIAL OWNER OF 979,045
SHARES OF THE ISSUER'S COMMON STOCK.

         (b) THE AMOUNT OWNED BY THE KILLEN GROUP IS 9.1% OF THE SHARES OUTSTANDING.

         (c)
            (i) THE KILLEN GROUP HAS THE SOLE POWER TO VOTE OR TO DIRECT
                 THE VOTE OF 856,590 SHARES OF COMMON STOCK.

            (ii) THE KILLEN GROUP HAS THE SOLE POWER TO VOTE OR TO DIRECT
                 THE DISPOSITION OF 979,045 SHARES OF COMMON STOCK.


Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

          OTHER PERSONS WHO HAVE THE RIGHT TO RECEIVE DIVIDENDS AND THE RIGHT TO PROCEEDS OF A SALE OF THE SECURITIES ARE THE CLIENTS OF THE KILLEN GROUP, INC., FOR WHOM THE SECURITIES WERE
          PURCHASED.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.


Item 8.  Identification and Classification of Members of the Group.

         Not applicable.


Item 9.  Notice of Dissolution of Group.

         Not applicable.


Item 10. Certification.

         Each of the Reporting Persons hereby makes the following certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     Dated:  February 13, 2012

                                     THE KILLEN GROUP, INC.



                                     By:  ROBERT E. KILLEN
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                                          Name:  Robert E. Killen
                                          Title: Chairman and CEO